EXHIBIT 99.2
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[PUBLICIS GROUP S.A. LOGO]



PRESS RELEASE


                            PUBLICIS EXPANDS IN JAPAN


PARIS - FEBRUARY 4, 2002 - Publicis Groupe SA announced today that it is acquiring 100% interest in GRAVITAS, one of the most innovative and fast-growing marketing services agencies in Japan.

Gravitas will be immediately re-branded PUBLICIS DIALOG and merged with Publicis Japan's existing operations, creating an agency with revenues in excess of JPY 700 million ([EURO]6 million) and a team of 70.

Gravitas has built up a reputation with PR and investor relations programs that depend on strong strategic and creative elements. Founded seven years ago, it has grown an average of 40% p.a. Today it offers a broad range of integrated communications services, including PR, events, web and sales promotion. Its clients are now a blue-chip mix of major Japanese and international groups, including Adidas, the Australian Tourist Commission, BASF, Japan's electronics industry association (JEITA), Forbes, Hallmark, Kawasaki, Siebel Systems and Visa International.

Publicis Worldwide created its fully owned advertising agency in Tokyo in 1998. With 2001 year-on-year growth in excess of 66%, this young agency is one of the most successful foreign advertising ventures in Japan. It has established a solid base, currently servicing a wide range of international clients such as Renault, Nestle, Hewlett-Packard, L'Oreal, AXA, UBS, Club Med, Unilever (Amora Maille, Boursin) and Moschino. Louis-Sebastien Ohl, Publicis Japan's current CEO, will remain in charge of operations during a transition period, and will then take up a new international assignment within the Publicis Group in Paris.

Gravitas is run by two entrepreneurs with solid experience, well recognized as communications experts in Japan: Sloan Carr (16 years continuously in-market) and Jeff Loucks (13 years). Both are comfortable with its language and culture, and have strong family ties there. They will immediately start contributing their expertise to Publicis Japan: Sloan Carr as the CEO designate for Publicis Japan and Jeff Loucks as head of Publicis Dialog.

According to Sloan Carr, "Joining the Publicis network is a great match for Gravitas for two reasons: complementary businesses and shared philosophies. Since our firm was founded we've constantly tried to expand our capabilities as a relationship-marketing agency and we recently started developing a media communications business. At the same time, Publicis has been building a very successful advertising agency with expanding sales promotion and public relations capabilities ".



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For Guillaume Levy-Lambert, Regional Chairman, Asia Pacific for Publicis
Worldwide, "Publicis Japan already delivers a high level of creative work. It's crucial today that we offer a comprehensive range of communication services. With Gravitas' integration into our operations, revenues will increase by more than 50% and we will step up to a full-service capacity straight away".

"Japan is a key market for our global clients", says Maurice Levy, Chairman/CEO of Publicis Groupe SA. "And it is a high priority in our global expansion strategy. This acquisition is a major step in our Japanese expansion. With it, not only do we scale up our operation, but we create a high-performance "holistic" agency, providing our clients with the fully integrated communication services they expect. Publicis Groupe SA will then rank among the most influential foreign agencies in Japan".


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PUBLICIS GROUPE SA (Euronext Paris: 13057, NYSE: PUB) is the world's sixth largest communications group (AdAge ranking, April 2001), with operations in 102 countries around the world.

The Group's activities include advertising, marketing services and specialized communications, including public relations, corporate and financial communications, ethnic group communications, healthcare communications. It is also ranked third worldwide in media consultancy and buying. This comprehensive range of services is made available to clients through three autonomous worldwide networks: Publicis Worldwide, Saatchi & Saatchi Worldwide and Fallon Worldwide, in addition to its two consultancy and media buying networks, Optimedia and Zenithmedia.

Publicis created a new communication concept called the Holistic Difference which has generated new levels of impact in such campaigns as the euro 2002 Information Campaign for the European Central Bank and the twelve national central banks of the euro region.

Publicis Groupe SA reported year 2000 billings of EUR 14.9 billion (pro forma), revenues of EUR 2.2 billion and net income (before amortization of goodwill) of EUR 181 million.




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